Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

At 1:00 p.m. Eastern time on July 27, 2011, Ecolab Inc. used the following slides in a live webcast to review earnings for the second quarter ended June 30, 2011 and future guidance.  The presentation slides will be available to the public on Ecolab’s website at www.ecolab.com/investor.

1 Ecolab Second Quarter 2011 Earnings Teleconference Supplemental Data CLEANER. SAFER. HEALTHIER.

2 Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS. Cautionary Statement This presentation contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding end-market trends; market share gains; delivered product costs; pricing; Europe transformation actions and benefits; business drivers; benefits of investments; margin improvements; benefits of the Nalco merger; forecasted 2011 third quarter and full year business results, including sales growth and adjusted diluted earnings per share; 2012 and 2013 growth; estimated 2012 business results assuming completion of the Nalco merger, including sales, adjusted operating income, depreciation and amortization, interest expense, tax expense, minority interest, adjusted net income, shares outstanding, adjusted EPS, sales growth, tax rate, cap ex, ROIC, adjusted cash EBS and cost synergies; 2013 – 21015 estimated cost synergies and ROIC. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Certain of these risks and uncertainties are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our other public filings with the Securities and Exchange Commission (the “SEC”). With respect to our proposed merger with Nalco Holding Company, the risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

3 Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS. Additional Information Additional Information and Where to Find it Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

4 Overview 2Q 2011 Reported sales +12%, adjusted EPS +14% to $0.64, reported EPS -2% at $0.53 Improved sales growth trends from all regions coupled with a strong acquisition performance more than offset higher delivered product costs to drive adjusted EPS growth Continued to outperform gradually improving markets; end-customer demand also improved 2011 Continue to drive market share gains in improving markets Offset delivered product cost increases through volume, pricing and innovation Deliver on Europe transformation Adjusted EPS gains throughout the year; Full year adjusted EPS +13% to 15%* 2012 - 2013 Nalco merger bolsters our market opportunities, adding large and attractive growth markets Europe transformation benefits accelerate Continued improving core end markets, emerging markets and growth investments drive business Note: * Excludes impact of recently announced Nalco merger agreement Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS.

5 2Q 2011 Income Statement Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS. (1) Special (gains) and charges in the Consolidated Statement of Income include the following: Second Quarter Ended June 30 Sales Growth Components (millions, except per share) 2011 2010 % change Consolidated Net sales $1,698.8 $1,520.2 12% Volume & Mix 4% Pricing 1% Cost of sales 1 860.8 750.0 15% M&A 3% SG&A 609.6 565.3 8% Fixed currency growth 8% Special (gains) & charges 1 30.1 0.6 NM Currency 4% Operating income 198.3 204.3 -3% Total 12% Interest expense, net 13.1 15.0 -13% Pretax income 185.2 189.3 -2% Provision for income taxes 59.0 59.8 -1% Net income 126.2 129.5 -3% Less: NI attributable to non-controlling interests 0.3 0.2 50% NI attrib. to Ecolab $125.9 $129.3 -3% Earnings per share Basic $0.54 0.55 -2% Diluted $0.53 0.54 -2% Shares outstanding Basic 231.6 233.4 -1% Diluted 236.1 237.4 -1% ($ millions) 2011 2010 Cost of Sales Restructuring $- $- Subtotal Cost of Sales - - Special (gains) and charges Restructuring 29.8 - Business structure and optimization 0.3 0.6 Other items - - Subtotal special gains and charges 30.1 0.6 Total special (gains) and charges $30.1 $0.6

6 2Q 2011 Sales Growth Segments/Divisions/Regions Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS. U.S. Cleaning & Sanitizing % Change Institutional  4% Kay 7% Textile Care 70% Textile Care excl. acq. 9% Healthcare  27% Healthcare excl. acq. 0% Food & Beverage  10% Vehicle Care 3% Total U.S.C&S  9% Total U.S.C&S excluding acq. 6% U.S. Other Services % Change Pest Elimination 0% GCS 7% Total U.S.OS  1% Total U.S. % Change Total U.S. 8% International Regions % Change Fixed exchange rates EMEA 3% Asia Pacific 16% Asia Pacific excluding acq. 5% Canada 7% Latin America 14% Total International  7% International Regions % Change Public exchange rates EMEA 12% Asia Pacific 28% Canada 13% Latin America 22% Total International  16% Consolidated % Change Fixed exchange rates 8% Public exchange rates 12%

2Q 2011 Income Statement Margins

($ millions)	2011	% sales	2010	% sales	% change	Comments
Gross Profit	$838.0	49.3%	$ 770.2	50.7%	9%	*Gross Margin -140bp. Delivered product cost increases only partially offset by volume, pricing and efficiency.*
SG&A	609.6	35.9%	565.3	37.2%	8%	*SG&A ratio -130 bp. Sales leverage more than offset investments and increased costs.*
Operating Income						
U.S. Cleaning & Sanitizing	143.0	19.0%	138.6	20.1%	3%	*Margins -110 bp. Higher delivered product costs more than offset volume and pricing gains.*
U.S. Other Services	15.9	13.6%	18.6	16.2%	-15%	*Margin -260 bp. Higher service delivery costs more than offset sales gains and cost savings actions.*
Total U.S.	158.9	18.3%	157.2	19.5%	1%	
International (fixed FX)	71.1	9.1%	56.5	7.8%	26%	*Margin +130 bp. Volume, pricing, and efficiency gains (primarily in Europe) more than offset delivered product and other cost increases.*
Subtotal at fixed FX	230.0	13.9%	213.7	13.9%	8%	
Corporate						
Special Gains/Ch.	(30.1)		(0.6)			*2011 primarily Europe restructuring costs*
Corp. Expense	(5.6)		(6.3)			*Business systems and investments*
Total Corporate Exp.	(35.7)		(6.9)			
FX	4.0		(2.5)			
Consolidated Op. Inc.	$198.3	11.7%	$ 204.3	13.4%	-3%	*Reported margin -170 bp; adjusted margin flat at 13.4%.*

ECOLAB

Please see Ecolab's news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS.

7

8 2Q 2011 Balance Sheet / Cash Flow Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS. 74.4 80.1 Capital expenditures 91.8 96.7 Depr. and amortization $ 229.6 $ 246.0 Cash from op. activities 2010 2011 ($ millions) June 30 Three Months Ended Selected Cash Flow items June 30 June 30 ($ millions) 2011 2010 2011 2010 Cash and cash eq. $163.2 $121.3 Short-term debt $403.5 $326.7 Accounts receivable, net 1,106.7 950.1 Accounts payable 400.5 324.0 Inventories 495.5 441.3 Other current liabilities 835.6 689.2 Other current assets 228.8 222.6 Long-term debt 703.3 637.0 PP&E, net 1,212.7 1,124.0 Pension/Postretirement 494.4 566.0 Goodwill and intangibles 1,933.1 1,549.9 Other liabilities 227.7 259.3 Other assets 267.4 254.6 Total equity 2,342.4 1,861.6 Total assets $5,407.4 $4,663.8 Total liab. and equity $5,407.4 $4,663.8 Total Debt/Total Capital 32.1% 34.1% Net Debt/Total Capital 27.4% 29.8%

9 Drive top line acceleration Market share growth through new customer acquisition Increase product penetration Continued investment and key growth markets and drivers Improve margins as pricing and innovation offset raw material increases Drive “total cost” innovation Targeted pricing Europe Transformation Underway and seeing initial benefits Margin improvement expected to ramp up from 2011 into 2012 and 2013 M&A Nalco merger announcement bolsters our long-term growth opportunities and broadens customer solution set 2011 Focus Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS.

10 Summary 2Q 2011 delivered improved sales momentum and strong adjusted earnings growth despite significantly higher delivered product costs Expect improving organic sales growth throughout 2H 2011 3Q 2011 adjusted EPS forecast to achieve11% to 14% growth1 in the face of increased delivered product cost headwinds Full year 2011 outlook for 13% to 15% adjusted EPS growth1 in an expected gradual market recovery Current investments and actions setting the stage for better growth in 2012 and 2013 1Excludes impact of recently announced Nalco merger agreement Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS. $2.23 $2.52-$2.56

Supplementary Nalco Merger Information 11 Please see Ecolab’s news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income, and adjusted EPS. amortization of intangibles of approximately $211M related to preliminary purchase accounting estimates. * Reflects a reduction in depreciation of approximately $42M related to fixed asset step up and reset of depreciable lives as well as an increase in 3.00 2.88 2.06 Adjusted EPS 307 70 237 140 Shares 923 (109) 23 1,008 39 682 288 Adjusted Net Income (10) (10) (1) (9) Minority Interest (440) 51 (11) (480) (19) (288) (173) Tax (232) 9 (241) (54) (187) Interest Expense 13% 14% 15% 14% Margin % 1,605 * (169) 34 1,740 58 1,025 657 Adjusted Op Income 8% 8% 7% 7% Growth % 12,002 12,002 125 7,022 4,855 Total Sales 2012 Changes Synergies Revised Adjustment Ecolab Nalco $ Millions Estimated Interest Cost Forecast 2012 Consensus Depr, Amort,

Supplementary Nalco Merger Information
(Estimated Combined Results)

Key Financial Metrics	**2012**
Depreciation	~$485M
Amortization	~$305M
Cap Exp	$650M-$700M
ROIC	~10%
ROIC (before purchase accounting)	~17%
Expect approx. 400 bp improvement in ROIC through 2015	
Adjusted Cash EPS	~$3.60-$3.70
(Adjusted EPS + after-tax amortization)	

Synergies

Cost Synergies	2012	23%
(Total $150M, before tax)	2013	70%
	2014	100%

Tax Rate		
	2012	~32%
	Thereafter	~31%

ECOLAB

Please see Ecolab's news release dated July 27, 2011 for additional information, including with respect to the use of certain non-GAAP financial measures, such as adjusted Operating Income, adjusted Net Income and adjusted EPS.

12